Exhibit 99.428

Consolidated Financial Statements of

NexTech AR Solutions Corp.

Years ended December 31, 2021 and December 31, 2020

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Nextech AR Solutions Corp.

Opinion

We have audited the financial statements of Nextech AR Solutions Corp. (the “Company”), which comprise the statement of financial position as of December 31, 2021 and 2020, and the statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information, other than the financial statements and our auditor’s report thereon, in the Annual Performance Report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Annual Performance Report prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report.

We have nothing to report in this regard.

Marcum LLP ■ One Montgomery Street ■ Suite 1700 ■ San Francisco, California 94104 ■ Phone 415.432.6200 ■ Fax 415.432.6201 ■ marcumllp.com

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The engagement partner on the audit resulting in this independent auditor’s report is Raymond Loyd.

Marcum LLP

San Francisco, CA
March 22, 2022

NexTech AR Solutions Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash	$7,237,296	$10,684,952
Digital Assets (Note 4)	-	2,546,035
Receivables (Note 5)	1,081,164	1,312,548
Contract Asset (Note 14)	386,202	244,478
Prepaid expenses (Note 6)	749,474	1,354,369
Inventory (Note 7)	3,389,098	3,211,675
	12,843,234	19,354,057
Non-current assets
Equipment (Note 8)	377,242	300,558
Right-of-use asset (Note 9)	1,079,319	1,034,724
Intangible assets (Note 10)	6,419,934	3,500,041
Goodwill (Note 10)	8,790,529	4,886,513
Total assets	$29,510,258	$29,075,893
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$2,759,017	$2,527,437
Deferred revenue (Note 14)	609,001	383,022
Lease liability (Note 9)	290,357	150,662
Contingent consideration (Note 3)	-	2,717,859
	3,658,375	5,778,980
Non-current liabilities
Lease liability (Note 9)	786,755	877,978
Deferred income tax liability (Note 17)	712,215	-
Loan payable	90,896	-
Total liabilities	5,248,241	6,656,958
Shareholders’ Equity
Share capital (Note 12)	70,570,760	41,968,520
Reserves	12,649,994	6,757,098
Deficit	(58,958,737)	(26,306,683)
	24,262,017	22,418,935
Total liabilities and shareholders’ equity	$29,510,258	$29,075,893

Nature of Operations (Note 1)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

“Evan Gappelberg “	, Director	“Paul Duffy”	, Director

NexTech AR Solutions Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Revenue (Note 14)	$25,934,980	$17,685,652
Cost of sales (Note 15)	(16,096,412)	(7,834,668)
Gross profit	9,838,568	9,850,984
Operating expenses:
Sales and marketing (Note 15)	16,815,044	9,609,441
General and administrative (Note 15)	13,881,090	5,840,760
Research and development (Note 15)	6,612,260	3,591,653
	37,308,394	19,041,854
Other expense (income)
Stock-based compensation (Note 12)	5,030,449	5,665,051
Amortization (Note 10)	2,050,147	603,134
Right of Use Amortization (Note 9)	206,179	68,982
Gain on digital assets (Note 4)	(219,321)	-
(Gain) loss on contingent consideration (Note 3)	(1,573,308)	-
Depreciation (Note 8)	133,145	82,983
Impairment (Note 9)	-	69,423
Foreign exchange gain	(267,677)	10,095
	5,359,614	6,499,668
Loss before income taxes	(32,829,440)	(15,690,538)
Current income tax expense	(28,512)	-
Deferred income tax recovery	205,898	96,956
Net loss	$(32,652,054)	$(15,593,582)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	226,852	(252,612)
Total comprehensive loss	$(32,425,202)	$(15,846,194)
Loss per common share
Basic and diluted loss per common share	(0.39)	(0.23)
Weighted average number of common shares outstanding
Basic and diluted	83,888,487	68,657,254

See accompanying notes to the consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
Balance as at December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	6,188,210	6,484,190	-	-	-	6,484,190
Shares issued for exercise of options	2,354,000	2,108,344	-	(828,996)	-	1,279,348
Shares issued for purchase of Jolokia	1,000,000	1,160,358	-	-	-	1,160,358
Shares issued for purchase of Airshow	37,500	200,625	-	-	-	200,625
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Stock-based compensation	-	-	-	5,665,051	-	5,665,051
Share-based payment	1,497,351	1,202,694	-	-	-	1,202,694
Shares for services	4,555	35,074	-	-	-	35,074
Shares issued from private placement	1,528,036	3,208,876	-	-	-	3,208,876
Shares issue from public offering	2,035,000	13,227,500	-	-	-	13,227,500
Share issuance costs	-	(2,069,356)	-	766,325	-	(1,303,031)
Translation of foreign operations	-	-	-	(252,612)	-	(252,612)
Total net loss	-	-	-	-	(15,593,582)	(15,593,582)
Balance as at December 31, 2020	77,111,864	$41,968,520	$-	$6,757,098	$(26,306,683)	$22,418,935
Shares issued for exercise of warrants	2,002,577	1,751,501	-	-	-	1,751,501
Shares issued for exercise of option	745,000	542,758	-	(82,928)	-	459,830
Shares for services	345,580	1,589,894	-	-	-	1,589,894
Shares issued from public offering	2,801,500	14,007,500	-	-	-	14,007,500
Shares issued from private placement	3,030,304	5,000,001	-	-	-	5,000,001
Shares issued for contingent consideration	356,749	854,789	-	-	-	854,789
Shares issued for purchase of Threedy.ai	3,877,551	6,805,102	-	-	-	6,805,102
Shares issued for purchase of ARway	609,666	871,822	-	-	-	871,822
Stock-based compensation	-	-	-	5,030,449	-	5,030,449
Share issuance costs	-	(2,821,126)	-	718,523	-	(2,102,603)
Translation of foreign operations	-	-	-	226,852	-	226,852
Total net loss	-	-	-	-	(32,652,054)	(32,652,054)
Balance as at December 31, 2021	90,880,791	$70,570,760	$-	$12,649,994	$(58,958,737)	$24,262,017

See accompanying notes to the consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31, 2021	Year ended December 31, 2020
Cashflows from operating activities
Net loss	$(32,652,054)	$(15,593,582)
Items not affecting cash
Amortization of intangible assets	2,050,147	672,116
Deferred income tax recovery	-	(96,956)
Amortization of right to use asset	206,179	68,982
Depreciation of property and equipment	133,145	82,983
Gain on digital assets	(219,321)	-
(Gain) loss on contingent consideration	(1,573,308)	-
Shares issued for services	1,589,894	35,074
Stock-based compensation	5,030,449	5,665,051
Share-based payments	-	1,202,694
Shares issued to settle related party liability	-	38,239
Impairment of intangible asset	-	85,664
Changes in non-cash working capital balances
Receivables	231,384	(893,109)
Contract Asset	(141,724)	(244,478)
Prepaid expenses	604,895	(1,152,606)
Inventory	(177,423)	(1,858,091)
Accounts payable and accrued liabilities	231,580	1,034,116
Deferred revenue	225,979	(229,984)
Other payables	-	383,022
Deferred tax liability	(205,898)	-
Net cash used in operating activities	$(24,666,076)	$(10,800,865)
Cashflows from investing activities
Purchase of equipment	(178,772)	(18,639)
Proceeds from sale of digital assets	2,765,356	(2,546,035)
Cash paid for acquisition of Map Dynamics	-	(777,900)
Purchase of intangible assets	-	(937,396)
Net cash used in investing activities	$2,586,584	$(4,279,970)
Cashflows from financing activities
Proceeds from exercise of options and warrants	2,211,331	7,763,538
Proceeds from private placement	5,038,898	3,009,048
Proceeds from public offering, net of issuance costs	11,866,001	12,124,116
Payment of lease obligations	(221,228)	(75,065)
Payment of contingent consideration	(18,803)	-
Net cash provided by financing activities	$18,876,198	$22,821,637
Change in cash during the period	(3,203,294)	7,740,802
Cash, beginning of period	10,684,952	2,849,344
Effects of foreign exchange on cash	(244,362)	94,806
Cash, end of period	$7,237,296	$10,684,952
Supplemental cash flow information
Taxes paid	2,159	306
Interest Paid	24,846	8, 237
Interest received	40,336	13,446

See accompanying notes to the consolidated financial statements.

1.	NATURE OF OPERATIONS

NexTech AR Solutions Corp. (“NexTech” or the “Company”) develops and acquires augmented reality technology solutions, owns and operates eCommerce businesses where the Company uses technology solutions to sell goods online through their websites and various third-party channels and provides augmented reality solutions in video hosted learning and event platforms. The Company was incorporated in the province of British Columbia, Canada on January 12, 2018. The Company’s registered and head office is located at 121 Richmond Street W, Suite 501, Toronto, Canada M5H 2K1.

The Company’s shares trade in Canada on the NEO Exchange and Canadian Securities Exchange under the trading symbol “NTAR” and in the United States of America on the OTCQB under the trading symbol “NEXCF”.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized for issue by the Board of Directors on March 22, 2022.

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis and have been prepared using the accrual basis of accounting except for cash flow information. The preparation of these consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. Prior periods classification of expenses may have changed to conform with the current periods presentation.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control occurs when the Company is exposed to, or has right to, variable return from its involvements with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases. All intercompany transactions and balances have been eliminated. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, Jolokia Corporation, Nextech AR Solutions PTE Ltd, Threedy.ai Inc, and Arway Ltd.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, except when otherwise indicated. The functional currency of each entity is measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar. The functional currency for NexTech AR Solutions USA LLC, AR Ecommerce LLC, Jolokia Corporation, Nextech AR Solutions PTE Ltd, Threedy.ai Ltd, and Arway Ltd is the United States dollar.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of comprehensive loss. For the Company’s three US subsidiaries, all assets and liabilities are translated at the exchange rate on the reporting date. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains or losses are included as other comprehensive loss in the statement of comprehensive loss.

Intangible Assets and Goodwill

Intangible assets are recognized and measured at cost. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The following table presents the Company’s assessment of the useful lives of intangible assets:

Website	10 years
Customer relationships	5 – 10 years
Supplier relationships	5 – 10 years
Brand (Trademarks)	2 – 4 years
Technology	2 – 3 years

Goodwill is initially measured at cost, which is the excess of the cost of the business combination over the net fair value of the acquiree’s identifiable assets and liabilities. Any negative difference is recognized directly in profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit or group of cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.

Digital Assets

Digital assets consist of Bitcoin. The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with IAS 38 Intangible Assets.   The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

If the carrying value of its bitcoin exceeds the market price, an impairment loss is recognized and recorded to profit or loss. The market price is measured using the quoted price on www.coinmarketcap.com (“CMC”). Coinmarketcap.com is a pricing aggregator as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial.

Gains are realized upon sale, which is the difference between the sales price and carrying value of the specific bitcoins sold immediately prior to sale.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The Company’s determination to classify its holding of bitcoin as current assets is based on management’s assessment that its bitcoin held can be considered to be a commodity, the availability of liquid markets to which the Company may sell a portion of its holdings and that the Company is actively selling its digital currencies in the near future to generate a profit from price fluctuations.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;

●	an intangible asset not yet available for use; and

●	goodwill recognized in a business combination.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial Instruments

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value in other comprehensive income (“FVOCI”); or fair value in profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial liabilities, are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired. In cases where the fair value option is chosen for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A single expected credit loss model is used for calculating impairment for financial assets, which is based on changes in credit quality since initial recognition.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued plus any liabilities incurred to the former owner. Assets acquired and liabilities assumed (including assets and liabilities of the acquiree not previously recognized) in the business combination are measured initially at fair value at the date of acquisition, irrespective of the extent of any minority interest. Goodwill is initially measured at cost being the excess of the purchase consideration of the business combination over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities. If the purchase consideration is less than the fair value of the identifiable net assets acquired, the difference is recognized directly in profit or loss.

Inventory

Inventory consists solely of finished goods. Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost basis. The realizable value of finished goods is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Equipment is amortized on a straight-line basis over five years.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset. When parts of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

●	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

●	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Share-Based Payment Transactions

The Company grants stock options to purchase common shares of the Company as well as equity instruments representing common shares to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee, including directors of the Company. The fair value of the stock options granted is measured at grant date and each tranche is recognized on a graded basis over the vesting period. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At the end of each reporting period, the amount recognized as an expense for unvested options is adjusted to reflect the number of the options that are expected to vest. If the options are forfeited subsequent to vesting or expire, the amount recorded to the reserves is transferred to deficit.

Revenue Recognition

The Company recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers. Revenue represents the fair value on consideration received or receivable from customers for goods and services provided by the Company, net of discounts and sales taxes. The Company generates revenue from the sale of renewable software licenses, technology services, and eCommerce products.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Renewable software licenses

The Company sells software licenses on a specified term basis, with customer held options for renewal where the proceeds are considered to relate to the right to use the asset over the license period therefore revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

Technology Services

For virtual events and technology services, the Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the service is distinct from some or all of the other services in the arrangement. A service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct services are combined with other services until they are distinct as a bundle and therefore form a single performance obligation. Recognition of revenue from contracts for virtual events and technology services is recognized over time based on the progress towards satisfying performance obligations.

Product Sales

Company sells products through its retail store and has e-commerce sales through its websites: infinitepetlife.com, vacuumcleanermarket.com, and trulyfesupplements.com. The Company also sells products through other sales channels where available. Revenue for these sales are recognized at a point in time in accordance with IFRS 15. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped as this represents the point where the performance obligation is met. Revenue recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Contract Assets

Contract asset represents the revenue which has not been billed but are expected to be billed and collected from customers for provision of services to date, and is valued at estimated net realizable value. Billings in excess of time value incurred on work in progress, for which future services will be provided, are recognized as contract liabilities.

Deferred and unbilled revenue

The timing of revenue recognition often differs from contract payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in unbilled revenue within accounts receivable and other. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as part of deferred revenue.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted loss per share is calculated by adjusting the loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Carrying value and recoverability intangible assets

The Company has determined that intangible assets that are capitalized may have future economic benefits and may be economically recoverable. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market condition and useful lives of assets.

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. Any changes to the timing of the realization or settlement of these items could impact their value.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments

Management is required to make a number of estimates when determining the fair value of the payments resulting from share-based transactions, including the forfeiture rate and expected life of the instruments.

Revenue recognition

The Company derives its revenue from provision of technology services for virtual events which include the grant to use licenses, set up of the events, and IT support services. The assessment of whether such services are separately identifiable performance obligations and the allocation of the total price among the performance obligations requires judgement from management.

Critical Accounting Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include, but are not limited to:

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to source future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and the expenses and the statement of financial position classifications used.

Business combinations

The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 – Business Combination (“IFRS 3”) with respect to the acquisitions (Note 3). IFRS 3 defines a business as an integrated set of activates and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income or generating other income from ordinary activities.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38, Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

New Standards, Interpretations and Amendments Adopted by the Company

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after November 1, 2021. Many are not applicable or do not have a significant impact to the Company and have been excluded. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022. The Company is currently assessing the impact of the amendment on the quarterly financial statements.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022. The Company is currently assessing the impact of the amendment on the quarterly financial statements.

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia”) in exchange for 1,000,000 of the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. On April 30, 2021 the Company paid out the contingent consideration payable through the issuance of 162,960 shares with a fair value of $550,540, that resulted in a gain of $1,413,648.

Share consideration (A)	$1,326,125
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	2,224,001
Total Consideration	$3,384,361

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase price allocation at the acquisition date:

Tangible assets & liabilities
Other receivable	$1,114
Equipment	118,165
Accounts payable and accrued liabilities	(51,627)
Line of credit	(171,290)
$(103,638)
Intangible assets
Customer relationships (Note 10)	943,098
Brand (Note 10)	44,512
Technology (Note 10)	225,342
$1,212,952
Goodwill (Note 10)	2,275,047
Total Consideration	$3,384,361

The goodwill is mainly attributable to the work force and the synergies expected to be achieved from integrating Jolokia business with the Company’s technology and services.

Map Dynamics

On November 20, 2020, the Company acquired 100% of the assets of Tiger Web Media (“Map Dynamics”). Map Dynamics is a software platform that assists customers in event management and floorplan booth sales for in-person, virtual, and hybrid events.

The purchase price consists of cash (A) and contingent consideration with an initial estimated fair value as noted below (B). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$400,000 payable in common shares of the Company. On November 20, 2021 the Company paid out the contingent consideration payable through the issuance of 193,789 shares with a fair value of $304,249, that resulted in a gain of $159,660.

Cash consideration (A)	$777,900
Earn-out payment (contingent) (B)	493,858
Total Consideration	$1,271,758

3.	BUSINESS COMBINATIONS (continued)

The following table presents the purchase price allocation at the acquisition date:

Tangible assets
Trade receivable	$23,985
Intangible assets
Customer relationships (Note 10)	342,276
Brand (Note 10)	80,383
Technology (Note 10)	228,184
$650,843

Goodwill (Note 10)	596,929
Total Consideration	$1,271,758

Threedy.ai Inc

On June 25, 2021, the Company acquired 100% of the shares of Threedy.ai Inc (“Threedy.ai”). Threedy.ai is an AI based end-to-end platform used to produce 3D augmented reality models in an efficient manner.

The purchase price consists of 3,877,551 common shares of the Company with an estimated fair value of $6,805,102, including cash acquired of $16,235. The Company incurred acquisition-related costs of $45,769.

The following table presents the purchase price allocation at the acquisition date:

Tangible assets & liabilities
Cash	$16,235
Trade receivables	13,277
Other current assets	3,762
Equipment, net (Note 9)	2,344
Accounts payable and accrued liabilities	(50,969)
Deferred tax liability	(726,835)
$(742,186)

Intangible assets	4,179,960
Technology (Note 10)	$4,179,960

Goodwill (Note 10)	3,367,328
Total Consideration	$6,805,102

3.	BUSINESS COMBINATIONS (continued)

ARway Ltd.

On August 26, 2021, the Company acquired 100% of the shares of ARway Ltd (“ARway”). ARway is a Unity-based platform that uses AI to scan and recognize surroundings for 3D spatial mapping.

The purchase price consists of 609,666 common shares of the Company with an estimated fair value of $871,822, including cash acquired of $5,503. The Company incurred acquisition-related costs of $40,238.

Tangible assets & liabilities
Cash	$5,503
Accounts payable and accrued liabilities	(4,985)
Loan payable	(86,653)
Deferred tax liability	(168,575)
$(254,710)

Intangible assets
Technology (Note 10)	674,298
$674,298

Goodwill (Note 10)	452,234
Total Consideration	$871,822

4.	DIGITAL ASSETS

On December 31, 2020, the Company purchased 69.2 bitcoins for $2,546,035 in cash. On January 2, 2021 the Company purchased an additional 61 bitcoins for $2,550,200 in cash. On January 21, 2021 the Company sold the bitcoins for a gain of $219,321.

5.	RECEIVABLES

	December 31, 2021	December 31, 2020

Trade receivables	$574,609	$1,184,681
Other receivables	465,518	-
GST receivable	41,037	127,867
	$1,081,164	$1,312,548

6.	PREPAID EXPENSES

	December 31, 2021	December 31, 2020

Prepaid Inventory	$24,811	$1,088,887
Prepaid expenses	724,663	252,241
Deposits	-	13,241
	$749,474	$1,354,369

7.	INVENTORY

As at December 31, 2021 the inventory balance is $3,389,098 (2020 - $3,211,675). Inventory consists solely of finished goods. Inventory is valued at the lower of cost and net realizable value. During the year, the Company wrote off $92,993 of damaged inventory in cost of sales.

8.	EQUIPMENT

	Computer Equipment	Trade show Equipment	Office Furniture and Equipment	Total
Costs
December 31, 2019	$50,128	$16,440	$129,956	$196,524
Additions	84,575	-	44,048	128,623
Acquisition of Jolokia Corp (Note 3)	83,657	-	34,508	118,165
Effects of movement in exchange rates	(9,127)	-	(4,328)	(13,455)
December 31, 2020	$209,233	$16,440	$204,184	$429,857
Additions	155,457	-	23,315	178,772
Acquisition of Threedy.ai (Note 3)	17,506	-	-	17,506
Asset write-offs	(17,648)	-	-	(17,648)
Effects of movement in exchange rates	5,526	-	24,261	29,787
December 31, 2021	$370,074	$16,440	$251,761	$638,275

Accumulated depreciation
December 31, 2019	$9,478	$5,755	$34,979	$50,212
Additions	31,271	3,288	48,424	82,983
Effects of movement in exchange rates	-	-	(3,896)	(3,896)
December 31, 2020	$40,749	$9,043	$79,507	$129,299
Additions	$79,533	$3,288	$50,324	133,145
Acquisition of Threedy.ai (Note 3)	15,161	-	-	15,161
Asset write-offs	(15,775)	-	-	(15,775)
Effects of movement in exchange rates	1,175	-	(1,972)	(797)
December 31, 2021	$120,843	$12,331	$127,859	$261,033

Net book value
December 31, 2020	$168,484	$7,397	$124,677	$300,558
December 31, 2021	$249,231	$4,109	$123,902	$377,242

9.	LEASES

The company entered into long-term lease agreements for warehouse space, store space, and office space with lease terms ranging from 2-8 years. The present value of future lease payments was measured using an incremental borrowing rate of 6% annum. The right of use asset is as follows:

Right of use assets

Total
Balance, December 31, 2019	$-
Additions	1,103,706
Amortization	(68,982)
At December 31, 2020	$1,034,724
Additions	255,694
Amortization	(206,179)
Effects of movement in exchange rates	(4,920)
At December 31, 2021	$1,079,319

Lease obligations

Total
Balance, December 31, 2019	$-
Additions	1,103,706
Interest expense	1,318
Lease payments	(76,384)
At December 31, 2020	$1,028,640
Additions	256,399
Interest expense	18,288
Lease payments	(221,228)
Effects of movement in exchange rates	(4,987)
At December 31, 2021	$1,077,112

Current	$290,357
Non-current	786,755
At December 31, 2021	$1,077,112

The maturity analysis of the lease liabilities as at December 31, 2021 is as follows:

Maturity Analysis	December 31, 2021
Less than one year	$298,480
One to five years	796,665
Over five years	290,495
Total undiscounted lease liabilities	$1,385,640
Amount representing implicit interest	(308,528)
Balance at December 31, 2021	$1,077,112

Interest expense for the year ended December 31, 2021 was $18,288 (2020 - $1,318).

10.	INTANGIBLE ASSETS

	Websites	Customer relationship	Supplier relationship	Brand	Technology	Goodwill	Total
Costs
December 31, 2019	$85,664	$243,695	$321,072	$1,042,812	$-	$2,262,527	$3,955,770
Acquisition of Jolokia (Note 3)	-	943,098	-	44,512	225,342	2,275,047	3,487,999
Acquisition of Map Dynamics (Note 3)	-	342,276	-	80,383	228,184	596,929	1,247,772
Impairment of Hootview	(85,664)	-	-	-	-	-	(85,664)
Additions	-	-	-	2,891	1,100,446	-	1,103,337
Effects of movement in exchange rates	-	(90,822)	(6,328)	(25,769)	(23,185)	(247,990)	(394,094)
December 31, 2020	$-	$1,438,247	$314,744	$1,144,829	$1,530,787	$4,886,513	$9,315,120
Acquisition of Threedy.ai (Note 3)	$-	$-	$-	$-	$4,179,960	$3,367,328	$7,547,288
Acquisition of ARway (Note 3)	-	-	-	-	674,298	452,234	1,126,532
Effects of movement in exchange rates	-	(6,101)	(1,335)	(2,548)	125,766	84,454	200,236
December 31, 2021	$-	$1,432,146	$313,409	$1,142,281	$6,510,811	$8,790,529	$18,189,176
Accumulated depreciation
December 31, 2019	$7,674	$17,696	$31,779	$215,542	$-	$-	$272,691
Impairment of Hootview	(16,241)	-	-	-	-	-	(16,241)
Additions	8,567	168,480	31,475	383,522	80,072	-	672,116
December 31, 2020	$-	$186,176	$63,254	$599,064	$80,072	$-	$928,566
Additions		303,698	30,769	175,968	1,539,712	-	2,050,147
December 31, 2021	$-	$489,874	$94,023	$775,032	$1,619,784	$-	$2,978,713
Net book value
December 31, 2020	$-	$1,252,071	$251,490	$545,765	$1,450,715	$4,886,513	$8,386,554
December 31, 2021	$-	$942,272	$219,386	$367,249	$4,891,027	$8,790,529	$15,210,463

10.	INTANGIBLE ASSETS (continued)

Website

On February 6, 2019, the Company acquired 100% of HootView for $85,554 (US$65,000), which included a domain name. The website was written down on December 31, 2020.

Technology

In addition to the technology acquired as part of the business combinations (Note 3), the Company acquired technological assets during the year ended December 31, 2021.

On August 27, 2020, the Company acquired certain assets from Next Level Ninjas LLC with the consideration of a cash payment of $737,825 (US$550,000). The acquisition of such assets did not constitute a business under IFRS 3; therefore, the transaction was accounted for as an asset acquisition.

On October 1, 2020, the Company acquired the AiR Show application, which allows consumers to view and interact with human holograms for application such as virtual concerts, conferences, and other events. The fair cost of the application on acquisition date was $400,186. The total consideration paid for the Air Show application included 37,500 common shares of the Company with a fair value of $200,625 and cash of $199,571.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In the year ended 2020, the Company acquired a 100% interest in Jolokia and Map Dynamics, which included goodwill, valued at $2,275,047 and $596,929 respectively. On June 25, 2021 the Company acquired 100% interest in Threedy.ai including $2,640,493 of goodwill. As part of the ARway acquisition on August 26, 2021 the Company acquired $283,659 of goodwill.

The goodwill balance, as at December 31, 2021, consists of the goodwill acquired from acquisitions noted above and includes the currency translation adjustment for the year ended December 31, 2021 of $200,236 (2020 – ($394,094)). The Company estimated the recoverable amount based on the value-in-use method of the cash-generating units that the goodwill contributes to was higher than the carrying value at December 31, 2021.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 3-5%. The discount rate of 25% was used.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021	December 31, 2020
Accounts payable	$1,803,450	$1,835,236
Accrued liabilities	955,567	692,201
	$2,759,017	$2,527,437

12.	SHARE CAPITAL

Authorized

As at December 31, 2021 and 2020 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the year ended December 31, 2021, the Company had the following share transactions:

●	repurchased 4,555 shares with a fair value of $22,154 as part of shares issued for services

●	issued 350,135 shares with a fair value of $1,612,048 for shares for services

●	issued 745,000 shares for the exercise of options for proceeds of $459,830.

●	issued 2,002,577 shares for the exercise of warrants for proceeds of $1,751,501.

●	Issued 162,960 shares to extinguish the contingent consideration for the acquisition of Jolokia for a fair value of $550,540

●	Issued 3,877,551 shares for the acquisition of Threedy.ai for a fair value of $6,805,102

●	Issued 609,666 shares for the acquisition of ARway Ltd for a fair value of $871,822

●	issued 2,801,500 units for gross proceeds of $14,007,500 ($12,632,937 net of issuance costs). Each unit consists of one share and one-half warrant. Each warrant is exercisable at $6.00 per share for a period of 2 years from issuance, subject to an accelerated expiry if certain conditions are met. In relation, the Company issued 203,105 compensation options, each of which entitle the Holder to purchase one unit of the Corporation for $5.00 per unit. Each unit is comprised of one-half of one Common Share purchase warrant which is exercisable at $6.00 per warrant, under the same conditions noted above. The fair value of the broker warrants is $679,626 using Black Scholes Option Pricing Model.

●	issued 3,030,304 units for gross proceeds of $5,000,001 ($4,434,189 net of issuance costs). Each unit consists of one share and one-half warrant. Each warrant entitles the holder to purchase one half of one Common Share at an exercise price of CAD$1.92 per whole common share for a period of three years following the issuance date. In relation, the Company issued 242,424 broker warrants each of which entitle the Holder to purchase one common share with an exercise price of $2.06 with a termination date in accordance with the warrants above. The fair value of the broker warrants is $38,896 using Black Scholes Option Pricing Model.

●	Issued 193,789 shares to extinguish the contingent consideration for the acquisition of May Dynamics for a fair value of $304,249.

Share purchase warrants

	Number	Weighted Average Exercise Price
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	1.04
Exercised	(6,387,850)	(5.74)
Balance, as at December 31, 2020	3,339,891	$3.23
Granted	3,258,326	5.59
Exercised	(2,186,952)	(0.86)
Balance, as at December 31, 2021	4,411,265	$4.00

12.	SHARE CAPITAL (continued)

The weighted average remaining life on the warrants is 1.31 years. 445,529 broker warrants were granted for the year ended December 31, 2021 (2020 – 228,993). The broker warrants have been valued at an aggregate $718,523 (2020 - $1,135,056) using the Black-Scholes option pricing model with the following assumptions:

Weighted average	Year ended December 31, 2021	Year ended December 31, 2020
Risk free interest rate	0.46% to 1.03%	0.26% to 1.03%
Expected life of warrants in years	2 years	2 years
Expected dividend yield	0%	0%
Expected stock volatility	118% to 131%	118% to 131%
Fair value per warrant	$0.77 to $2.27	$0.77 to $2.27

	Number	Weighted Average Exercise Price
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	5,183,000	4.26
Forfeited	(261,667)	(0.62)
Exercised	(2,354,000)	(0.54)
Cancelled	(1,178,333)	(1.86)
Balance, as at December 31, 2020	5,868,000	$3.55
Granted	2,234,000	2.91
Forfeited	(3,021,900)	(3.85)
Exercised	(745,000)	(0.62)
Cancelled	(410,200)	(6.19)
Balance, as at December 31, 2021	3,924,900	$2.69

The weighted average remaining life of the outstanding stock options is 2.55 years.

The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. During the year $2,754,592 (2020 - $5,665,051) was recognized as stock based compensation.

The weighted average assumptions used in calculating the fair values are as follows:

Weighted average	Year ended December 31, 2021	Year ended December 31, 2020

Risk free interest rate	1.43%	1.39%
Expected life of options in years	3	3
Expected dividend yield	0%	0%
Expected stock option volatility	142%	150%
Fair value per option	$1.23	$1.83

12.	SHARE CAPITAL (continued)

The weighted trading average price of the Company’s shares on the date the options were exercised is $2.40 for the year ended December 31, 2021 (2020 - $3.75).

Date Granted	Expiry Date	Exercise Price	Number Outstanding	Number Exercisable
April 17, 2019	April 17, 2022	$0.78	100,000	100,000
May 9, 2019	May 9, 2022	$0.72	39,000	39,000
June 14, 2019	June 14, 2022	$0.65	60,000	60,000
August 19, 2019	August 19, 2022	$0.75	125,000	83,332
October 10, 2019	October 10, 2022	$0.84	75,000	25,000
April 9, 2020	April 9, 2023	$1.34	560,000	370,000
June 19, 2020	June 19, 2023	$2.20	795,000	500,000
July 13, 2020	July 13, 2023	$8.35	100,000	40,000
July 28, 2020	July 13, 2023	$6.65	50,000	20,000
August 25, 2020	August 25, 2023	$5.88	50,000	20,000
September 30, 2020	September 30, 2023	$5.59	350,000	170,000
October 2, 2020	October 2, 2023	$5.76	50,000	20,000
December 11, 2020	December 11, 2023	$6.51	23,400	9,600
January 5, 2021	January 5, 2024	$6.85	40,000	40,000
January 13, 2021	January 13, 2024	$5.80	30,000	6,000
January 26, 2021	January 26, 2024	$5.00	5,000	1,000
February 3, 2021	February 3, 2024	$6.60	2,000	400
May 20, 2021	May 20, 2024	$2.59	640,000	140,000
June 1, 2021	June 1, 2024	$2.56	296,000	60,000
July 1, 2021	July 1, 2024	$2.92	65,000	-
August 2, 2021	August 2, 2024	$1.98	27,500	-
September 2, 2021	September 2, 2024	$2.14	30,000	-
October 19, 2021	October 19, 2024	$1.91	130,000	-
November 1, 2021	November 1, 2024	$1.92	30,000	-
December 1, 2021	December 1, 2024	$1.53	252,000	-
Balance at December 31, 2021			3,924,900	1,704,332

The following table presents the stock-based compensation expense by function:

	Year ended December 31, 2021	Year ended December 31, 2020
Cost of sales	$137,139	$-
General and administrative	3,439,890	453,204
Research and development	487,037	2,945,825
Sales and marketing	966,383	2,266,021
	$5,030,449	$5,665,051

12.	SHARE CAPITAL (continued)

On December 5, 2019, the Company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants. As at December 31, 2021, 1,545,150 units (2020 - 1,545,150) were vested and 454,850 units (2020 – 454,850) were outstanding. The Company’s last issuance of shares under this plan was October 2020 and has ceased issuance of shares under this plan.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel and entities wholly owned by those personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Remuneration for services	$553,739	$432,958
Share-based payments	343,433	$893,789
	$897,172	$1,326,747

Amounts due to and from related parties as at December 31, 2021 and December 31, 2020 are as follows:

Related party assets (liabilities)	December 31, 2021	December 31, 2020
Key management personnel	$(25,489)	$5,388

The amounts owed from the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment.

On July 9th, 2021 the company issued a forgivable loan in the aggregate amount of $1,244,410 to two newly hired employees and included in Receivables on the Statements of Financial Position. The loan is to be forgiven with the condition of continued employment services to be provided to the Company with half of the amount forgiven on November 25th, 2021 and the remaining on June 25th, 2023. For the year ended December 31, 2021 the Company has forgiven half of the amount and expensed an additional 6 months of services in the amount of $156,688 to reflect a proration of the forgiveness condition. The loan is fully secured with interest bearing at market rates and is to be repaid in full within three years less amounts forgiven per conditions noted.

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents a disaggregation of revenue by service:

	Year ended December 31, 2021	Year ended December 31, 2020

Product sales	$19,245,130	$13,932,871
Technology services	5,295,779	3,417,501
Renewable software licenses	1,394,070	335,280
	$25,934,980	$17,685,652

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The product sales are recognized at a point in time and the technology services and renewable software licenses revenue is recognized over time.

Deferred Revenue

Deferred revenue represents customer payments received for services to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Deferred revenue, beginning	$383,022	$-
Addition to deferred revenue - acquisition	-	105,000
Revenue recognized that was included in deferred revenue	(383,022)	(105,000)
Amount received for revenue unearned	609,001	383,022
Deferred revenue, ending	$609,001	$383,022
Current	609,001	383,022
Non-current	-	-
Deferred revenue, ending	$609,001	$383,022

Contract assets

	Year ended December 31, 2021	Year ended December 31, 2020
Contract assets, beginning	$244,478	$-
Contract assets, billed over the period	(188,845)	$-
Contract assets additions related to technology services	330,569	244,478
Contract assets, ending	$386,202	$244,478
Current	386,202	244,478
Non-current	-	-
Contract assets, ending	$386,202	$244,478

The following is a breakdown of the Company’s revenues from external customers attributed to the entity’s countries of domicile (Canada and the United States) and foreign countries. Revenues are attributed based on the country that the signing customer’s head office is located in.

	Year ended December 31, 2021	Year ended December 31, 2020
Countries of domicile	$25,220,031	$16,971,367
Foreign countries	714,949	714,285
	$25,934,980	$17,685,652

The Company has no non-current assets held in foreign countries.

15.	EXPENSES BY NATURE

The Company presents operating expenses by function with the exception of amortization, depreciation and foreign exchange loss. The following presents operating expenses by nature:

Cost of sales	Year ended December 31, 2021	Year ended December 31, 2020
Cost of products/services	$10,610,189	$6,922,340
Salaries and wages	5,453,128	706,872
Employee benefits	33,095	205,456
	$16,096,412	$7,834,668

Salaries, wages, and benefits specific to cost of sales for technology services were unmeasurable for acquired companies in prior years. It is impracticable for management to determine the cost of sales in prior year due to the lack of information available. As such, there is no amount reflected for salaries and wages or employee benefits for the year ended December 31, 2020.

Sales and marketing

Sales and marketing	Year ended December 31, 2021	Year ended December 31, 2020
Advertising	$7,218,013	$5,455,027
Consultant fees	3,677,246	1,618,178
Salaries, wages, and commissions	4,025,677	1,071,859
Employee benefits	128,841	-
Investor relations	756,377	677,544
Management fees	224,345	786,833
Software and other expense	784,545	-
	$16,815,044	$9,609,441

General and administrative

General and administrative	Year ended December 31, 2021	Year ended December 31, 2020
Compliance fees	$383,420	$103,945
Salaries and wages	5,433,504	1,199,252
Consultant fees	414,866	469,696
Employee benefit	1,199,515	45,567
Management fees	631,256	223,037
Office, general, and other	1,261,595	1,285,224
Computer, software, and maintenance	705,617	125,996
Professional fees	1,930,696	747,153
Shipping and warehouse costs	1,920,621	1,640,890
	$13,881,090	$5,840,760

15.	EXPENSES BY NATURE (continued)

Research and Development

Research and development	Year ended December 31, 2021	Year ended December 31, 2020
Salaries and wages	$3,718,256	$2,840,608
Employee benefits	$225,250	-
Consultant fees	1,898,317	706,971
Platform, maintenance, and other	770,437	44,074
	$6,612,260	$3,591,653

16.	SEGMENTED INFORMATION

For the year ended December 31, 2021, the Company has two reportable segments:

●	The operation of eCommerce platforms which generates revenue from online sales channels, market places, and direct sales through websites

●	The provision of technology services for eCommerce, virtual events, higher education and advertising.

The above reportable segments are the way the Company reports information regarding segment performance, including comprehensive (loss) for the year ended December 31, 2021 and December 31, 2020.

The following is summarized financial information of the Company’s reportable segments for the year ended December 31, 2021 and December 31, 2020. The classification of certain expenses may have changed from prior periods to accurately represent the Company’s current operations.

Year ended December 31, 2021	eCommerce	Technology Services	Corporate	Total
Revenue	$19,245,131	$6,689,849	$-	$25,934,980
Cost of Sales	(11,275,091)	(4,821,321)	-	(16,096,412)
Gross Profit	7,970,040	1,868,528	-	9,838,568
Sales & Marketing	(6,377,521)	(9,289,406)	(1,148,117)	(16,815,044)
General & Admi nistrative	(4,197,779)	(6,424,106)	(3,259,205)	(13,881,090)
Research & Development	(2,789)	(6,609,471)	-	(6,612,260)
Total comprehensive (loss)	43,715	(22,773,628)	(9,695,289)	(32,425,202)

December 31, 2020	eCommerce	Technology Services	Corporate	Total
Revenue	$13,932,871	$3,752,781	$-	$17,685,652
Cost of Sales	(6,922,340)	(912,328)	-	(7,834,668)
Gross Profit	7,010,531	2,840,453	-	9,850,984
Sales & Marketing	(5,046,433)	(3,098,631)	(1,464,377)	(9,609,441)
General & Admi nistrative	(2,907,360)	(76,375)	(2,857,025)	(5,840,760)
Research & Development	(426,786)	(3,164,867)	-	(3,591,653)
Total comprehensive (loss)	(1,373,960)	(9,506,249)	(4,965,985)	(15,846,194)

Salaries, wages, and benefits specific to cost of sales for technology services were unmeasurable for acquired companies until the last quarter of 2020. It is impracticable for management to determine the cost of sales in prior year due to the lack of information available. As such, the amount reflected for salaries and wages or employee benefits for the year ended December 31, 2021 represents only one quarter.

16.	SEGMENTED INFORMATION (continued)

The following is summarized financial information of the Company’s reportable segments for December 31, 2021 and December 31, 2020.

December 31, 2021	eCommerce	Technology Services	Corporate	Total
Total asset	$5,087,984	$2,507,632	$21,914,642	$29,510,258
Total liabilities	$(2,096,542)	$(2,439,484)	$(712,215)	(5,248,241)
Net assets (liabilities)	$2,991,442	$68,148	$21,202,427	$24,262,017

December 31, 2020	eCommerce	Technology Services	Corporate	Total
Total asset	$925,502	$216,497	$27,933,894	$29,075,893
Total liabilities	$(1,969,055)	$(1,112,213)	$(3,575,690)	(6,656,958)
Net assets (liabilities)	$(1,043,553)	$(895,716)	$24,358,204	$22,418,935

17.	INCOME TAXES

The provision for income tax (recovery)/expense are as follows:

	December 31, 2021	December 31, 2020
Current income tax expense/(recovery)
Current period	15	-
Adjustment in respect of prior periods	14	-
Effect of change in income tax rates	-	-

Deferred income tax expense/(recovery)
Current period	(204)	-
Adjustment in respect of prior periods		97
Effect of change in income tax rates	-	-
Provision for income taxes	(175)	97

The reconciliation of the expected provision for income tax (recovery)/expense to the actual provision for income tax (recovery)/expense reported in the consolidated statements of operations and comprehensive earnings are as follows:

	December 31, 2021	December 31, 2020
Earnings (loss) before income taxes	(32,829)	(15,691)
Canadian statutory income tax rate	27.00%	27.00%
Expected income tax expense	(8,864)	(4,236)
Permanent differences	878	171
Difference in foreign tax rates	486	(313)
Provision for uncertainty / valuation allowance	7,859	4,474
Current tax - True up	14
Deferred tax - True up	(511)
Other	(37)	1
Provision for income tax expense	(175)	97

17.	INCOME TAXES (continued)

The change in the year in the significant components of the Company’s deferred income tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2020
Deferred tax asset (liabilities)
Share issue costs	667	255
Non-Capital losses - US	4,097	1,002
Non-Capital losses - Canada	9,561	3,514
Property and equipment	1,371	743
Intangible assets	(63)	1,195
Bad Debts	4	-
Accured Expenses	55	-
Charitable Donations	8	-
Right of Use Lease Asset	(221)	-
Right of Use Lease Liability	218	-
Unrealized Foreign Exchange	47	-
Total Deferred tax liabilities	15,743	6,709
Unrecognized deferred tax assets	(16,455)	(6,709)
Net deferred tax assets (liabilities)	(712)	-

The amount of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the statement of financial position are as follows:

	December 31, 2021	December 31, 2020
Temporary differences
Property, plant, and equipment	5,077	2,746
Intangible assets	2,405	4,425
Share issue costs	2,471	944
Non-capital losses available for future period - Canada	35,410	13,013
Non-capital losses available for future period - US	15,173	3,604
Other	407	-
Total unrecognized temporary differences	60,943	24,732

IFRS requires that the Company assess whether it is probable that it will realize the benefits of its deferred tax assets based on consideration of all available evidence. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets.

17.	INCOME TAXES (continued)

The Company has the following tax-loss carry-forwards and tax credits that are expected to expire in the following years, if not utilized.

Expiry Period	Tax Losses-Canada	Tax Losses - US
2022	-	-
2023	-	-
2024	-	-
2025	-	-
2026	-	-
2026	-	-
2027	-	-
2028	-	-
2029	-	-
2030	-	-
2031	-	-
2032	-	-
2033	-	-
2034	-	-
2035	-	-
2036	-	-
2037	-	-
2038	450	-
2039	3,539	-
2040	15,288	-
2041	16,133	-
Indefinite	-	4,097
Total	35,410	4,097

18.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

18.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $843,202.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Fair Values

The Company’s financial instruments consist of cash, receivables, and accounts payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at December 31, 2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

19.	CONTINGENCY

During the year ended December 31, 2020, the Company has received a legal claim against the Company in respect of the acceleration term on the right to exercise certain warrants. As at December 31, 2021, the claim remains at the preliminary stage. It is premature to determine the outcome of this claim.

20.	SUBSEQUENT EVENT

On January 25, 2022, the Company raised $10,000,000 in total gross proceeds and issued 8,130,182 Common Shares and Warrants to purchase up to an aggregate of 8,130,182 Common Shares at a purchase price of CAD$1.23 per Common Share and associated Warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of CAD$1.54 for a period of three years following the issuance date.